

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 17, 2008

Harold Castle
Chief Financial Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, FL 32804

      Re: THE LGL Group, Inc.
               Item 4.02 Form 8-K
               Filed April 16, 2008
               File No. 1-00106

Dear Mr. Castle:

We have reviewed your filing and have the following comments.

1. Please tell us whether you intend to file restated financial statements. If so, tell us how and when you intend to do so. We may have further comment after you file the restated financial statements.

2. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the period ended March 31, 2007 in light of the material error you have disclosed. Additionally, tell us what affect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2007.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3618. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Dennis C. Hult
Staff Accountant